Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF CONVERSION

FROM A NON-DELAWARE CORPORATION

TO A DELAWARE CORPORATION

PURSUANT TO SECTION 265 OF THE

DELAWARE GENERAL CORPORATION LAW

1.)	The jurisdiction where the Non-Delaware Corporation first formed is
	Hawaii	.

2.)	The jurisdiction immediately prior to filing this Certificate is Hawaii .

3.)	The date the Non-Delaware Corporation first formed is 12/17/1909 .

4.)	The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Maui Land & Pineapple Company, Inc. .

5.)	The name of the Corporation as set forth in the Certificate of Incorporation is
	Maui Land & Pineapple Company, Inc. .	.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate on the 18th          day of July         , A.D. 2022         .

By:

Name:	Warren H Haruki
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Title:	CEO
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